Exhibit 99.1

Neptune Files Two Patent Applications for Innovative Cannabis Extraction Processes

LAVAL, QC, Aug. 9, 2018 /CNW Telbec/ - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) has filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material.

The extraction processes provide highly-efficient methods to obtain cannabinoids and other desired compounds from the cannabis plant at a greater purity than conventional methods. Both processes are applicable to marijuana and hemp and will be incorporated into the company's Good Manufacturing Practices (GMP)-certified extraction facility in Sherbrooke, QC upon approval of the applicable licensing to produce cannabis extract (pursuant to the Access to Cannabis for Medical Purposes Regulations).  As a late-stage applicant, Neptune is currently working with Health Canada authorities to complete the licensing process.

The first patent application outlines a method of extracting and isolating compounds from plants of the Cannabis genus at low temperature by using a cold organic solvent. The second patent application similarly provides for a method for extracting compounds from cannabis at low temperature, but without the use of organic solvents.  Specifically, this patent relates to a process for high recovery of cannabinoids and terpenes by using natural solvents.

"After extensive laboratory trial work by our researchers, we are excited to have developed a range of unique and highly-efficient processes for the production of cannabis extracts of superior quality.  These patents also reflect the leverage of our many years of experience developing value-added differentiated products based upon science," said Jim Hamilton, President and CEO.

About Neptune Technologies & Bioressources Inc.

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products in legal cannabis markets.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors" and in our MD&A for the financial year ended March 31, 2018 under "Risks and uncertainties".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Technologies & Bioresources inc.

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%CIK: 0001401395

For further information: Neptune Wellness Solutions : Mario Paradis, VP & CFO, Neptune, 1.450.687.2262, x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada): Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.): Jody Burfening, LHA, IR, 1.212.838.3777, jburfening@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 07:30e 09-AUG-18